SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(AMENDMENT NO. _)

Under the Securities Exchange Act of 1934 (Amendment No. _)*
(Name of Issuer)
SERVIDYNE, INC.
(Title of Class of Securities)
COMMON STOCK
(CUSIP Number)
81765M106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Alan R. Abrams
1945 The Exchange, Suite 300
Atlanta, GA 30339-2029
770-953-0304

May 15, 2008

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81765M106	13D	Page 2 of 7 Pages
(1) Names of reporting persons
Tamalpais Master Fund, Ltd. (2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of funds (see instructions) WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Caymen Islands
Number of shares beneficially owned by each reporting person with:
(7)Sole Voting Power 189,095 SHARES
(8)Shared Voting Power 0 SHARES
(9)Sole Dispositive Power 189,095 SHARES
(10)Shared Dispositive Power 0 SHARES
(11)Aggregate Amount Beneficially Owned by Each Reporting Person 189,095 SHARES
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)Percent of Class Represented by Amount in Row (11) 5.4%
(14)Type of Reporting Person (See Instructions) CO

CUSIP No. 81765M106	13D	Page 3 of 7 Pages
(1) Names of reporting persons Tamalpais Management Group LP
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of funds (see instructions) WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(7)Sole Voting Power 189,095 SHARES
(8)Shared Voting Power 0 SHARES
(9)Sole Dispositive Power 189,095 SHARES
(10)Shared Dispositive Power 0 SHARES
(11)Aggregate Amount Beneficially Owned by Each Reporting Person 189,095 SHARES
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)Percent of Class Represented by Amount in Row (11) 5.4%
(14)Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock of Servidyne, Inc. (the “Company”), which has its principal executive offices at 1945 The Exchange, Suite 300, Atlanta, GA 30339-2029.

Item 2. Identity and Background

This Schedule 13D is being filed by Tamalpais Master Fund, Ltd. (the “Master Fund”) and its investment manager, Tamalpais Management Group LP (the “Investment Manager”) (collectively, the “Reporting Persons”). The principal executive offices of the Master Fund, a Cayman Island Corporation, is Clifton House, 75 Fort Street, P.O. Box 190 GT, George Town, Grand Cayman, Cayman Islands. The principal executive offices of the Investment Manager, a Delaware limited partnership, is 600 California Street, Suite 540, San Francisco, CA 94108. The principle business of the Master Fund is to invest in securities. The Investment Manager is the investment manager responsible for making decisions with respect to the Master Fund.

During the past five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, the Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Persons may be deemed to beneficially own 189,095 shares of common stock of the Company.

The source of funds used to purchase the securities reported herein came from the Reporting Persons’ working capital.

No borrowed funds were used to purchase the securities. The funds for the purchase of the shares by the Reporting Persons came from cash on hand totaling $1,161,673.28.

Item 4. Purpose of Transaction

The Master Fund believes the Company's share price is substantially undervalued and plans to meet with management to explore alternatives for enhancing shareholder value.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, each of the Reporting Persons is deemed to be the beneficial owner of 189,095 shares of common stock. This represents approximately 5.4% of shares outstanding, which equaled 3,537,377 as reported in the Company’s latest Form 10-Q for the quarter ended January 31, 2008, and filed March 17, 2008.

(b) The Reporting Persons have the sole power to vote, direct the vote, dispose of or direct the disposition of all 189,095 of the shares.

(c) Transactions for the 60 days prior to the date of this Schedule 13D are attached hereto as Exhibit A.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Transactions for the last 60 days of the Reporting Persons are filed herewith as Exhibit A. A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Tamalpais Master Fund Ltd.

Signature
/s/ Steven Ledger Name/Title: Steven Ledger, Managing Partner
By: Tamalpais Management Group LP . Signature
/s/ Steven Ledger Name/Title: Steven Ledger, Managing Partner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

Transactions for Tamalpais Master Fund, Ltd.:
Trade Date	Quantity	Price
11-Mar	100	5.5
12-Mar	346	5.55
26-Mar	1250	5.6
31-Mar	1500	5.9184
24-Apr	4397	5.7879
28-Apr	1000	5.869
30-Apr	1300	5.9662
6-May	100	6.24

Transactions for Tamalpais Management Group:
 None.

Exhibit B

The undersigned agree that this Schedule 13D dated May 15, 2008, relating to the common stock of the Company, shall be filed on behalf of each of the undersigned.

By: /s/ Steven Ledger
Tamalpais Master Fund Ltd., Its Managing Partner by Steven Ledger

By: /s/ Steven Ledger
Tamalpais Management Group LP, Its Managing Partner by Steven Ledger